

08001448

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Rome, 13 March 2008

By International Courier UPS

SUPPL

Bulgari File Number: **82-34836**

SEC Mail
Mail Processing
Section

MAR 17 2008

Washington, DC
106

Please find enclosed for submission information required by Rule 12g3-2(b) the following document:

- Press release pursuant art. 84bis of consob regulation n. 11971/1999 implementing the provisions on issuers of legislative decree 58 of24 february 1998
- Press release pursuant art. 66 of consob regulation n. 11971/1999 implementing the provisions on issuers of legislative decree 58 of 24 february 1998
- 2008 - annual calendar of corporate events – amendment
- Financial results in 2007

Best Regards,

PROCESSED
MAR 31 2008
THOMSON
FINANCIAL

Costanzo Rapone
Bulgari S.p.A.
General Counsel


BVLGARI

THE BULGARI GROUP FISCAL YEAR 2007 RESULTS

March 11st 2008


BVLGARI

FY 2007 RESULTS FINANCIAL HIGHLIGHTS

	FY 2007 EUR M.	FY 2006 EUR M.	**FY 2007/2006 % GROWTH**
REVENUES - REPORTED **REVENUES – AT COMP.FX**	**1091.0**	1008.7	**+8.2%** **+13.6%**
CONTRIBUTION MARGIN ***% on Sales***	**699.1** ***64.1%***	647.4 *64.2%*	**+8.0%**
EBIT ***% on Sales***	**164.5** ***15.1%***	157.1 *15.6%*	**+4.7%**
NET PROFIT ***% on Sales***	**150.9** ***13.8%***	134.3 *13.3%*	**+12.4%**

NOTE:
In accordance with our statutory auditors KPMG, please note that some items have been reclassified and restated for both fiscal years 2006 and 2007:

a) commissions to distributors (Perfume USA) are now deducted from revenues. Previously revenues were presented gross of these commissions which were included in the variable expenses .
b) withholding taxes are now included in current taxes. Previously the withholding taxes were included in the operating costs


BVLGARI

FY 2007 RESULTS
REVENUE EVOLUTION BY PRODUCT LINE

	FY 2007	FY 2007/FY 2006	
		REPORTED	AT COMP.FX
	EUR M.	% DELTA	
JEWELRY	459.9	14.4%	20.0%
WATCHES	294.8	2.0%	8.2%
ACCESSORIES	84.4	-5.1%	1.2%
OTHER (incl. FR royalties)	7.5	1.5%	-
JWA DIVISION	**846.6**	**7.5%**	**13.5%**
PERFUME DIVISION	**221.9**	**11.0%**	**15.4%**
OTHER	22.5	4.7%	-
TOTAL	**1091.0**	**8.2%**	**13.6%**

3


BVLGARI

FY 2007 RESULTS
REVENUE BREAKDOWN BY PRODUCT LINE


HOTELS AND OTHER 2%
JWA DIVISION 78%
PERFUME DIVISION 20%
ACCESSORIES 8%
OTHER 1%
WATCHES 27%
JEWELRY 42%

4



FY 2007 RESULTS
REVENUE EVOLUTION BY GEOGRAPHICAL AREA

	FY 2007	FY 2007/FY 2006	
		REPORTED	AT COMP.FX
	EUR M.	% DELTA	
EUROPE	427.3	10.2%	-
Of which Italy	141.4	7.6%	-
AMERICAS	176.4	12.1%	21.0%
ASIA	429.3	5.6%	14.8%
Of which Japan	231.7	-9.7%	-0.9%
Of which rest of Asia	197.6	31.9%	41.2%
MIDDLE EAST/ OTHER	58.0	1.5%	-
TOTAL	**1091.0**	**8.2%**	**13.6%**

5



FY 2007 RESULTS
REVENUE BREAKDOWN BY GEOGRAPHICAL AREA



MIDDLE EAST AND OTHER 5%
AMERICAS 16%
REST OF ASIA 18%
ASIA 39%
JAPAN 21%
EUROPE 40%

6


BVLGARI

FY 2007 RESULTS
GROUP PROFIT & LOSS

	FY 2007 EUR M.	FY 2006 EUR M.	**FY 2007/2006 % DELTA**
REVENUES	**1091.0**	1008.7	**8.2%**
CONTRIBUTION MARGIN	**699.1**	647.4	**8.0%**
% on Sales	***64.1%***	*64.2%*	
VARIABLE SELLING EXPENSES	(48.8)	(42.0)	16.2%
PERSONNEL COSTS	(170.3)	(157.4)	8.2%
OTHER GENERAL EXPENSES	(152.7)	(139.5)	9.4%
AMORTIZATION AND DEPRECIATION	(43.2)	(38.3)	12.6%
ADVERTISING AND PROMOTION	(119.6)	(112.9)	5.9%
TOTAL OPERATING EXPENSES	**(534.6)**	(490.3)	**9.0%**
% on Sales	***49.0%***	*48.6%*	
EBIT	**164.5**	157.1	**4.7%**
% on Sales	***15.1%***	*15.6%*	
TOTAL FINANCIAL GAIN (LOSSES)	0.6	(1.6)	139.4%
CURRENT AND DEFERRED TAXES	(14.0)	(20.6)	(32.1)
MINORITY INTEREST PROFIT	(0.2)	(0.8)	(68.3)
NET PROFIT	**150.9**	134.3	**12.4%**
% on Sales	***13.8%***	*13.3%*	

See note on page 2


BVLGARI

FY 2007 RESULTS
CONTRIBUTION MARGIN (% ON SALES)


62,5%
63,6%
65,0%
64,2%
64,1%
2003
2004
2005
2006
2007

POSITIVE IMPACT ON CONTRIBUTION MARGIN IN %	**NEGATIVE IMPACT ON CONTRIBUTION MARGIN IN %**
▪ PRICE INCREASES ▪ INCREASED DIRECT CONTROL OF PERFUME DISTRIBUTION ▪ CHANNEL MIX EFFECT: OUTPERFORMANCE OF DIRECTLY OPERATED STORES VERSUS THIRD-PARTY STORES	▪ GOLD: +15% USD/oz in 2007 ▪ EUR/USD: +9% in 2007 ▪ EUR/JPY: +10% in 2007 ▪ SALE OF EXTRAORDINARY JEWELLERY UNIQUE PIECES (CARRIES AN EXCELLENT POSITIVE IMPACT ON CONTRIBUTION MARGIN IN ABSOLUTE TERMS)

ALSO IN FY 2007 EXCHANGE RATE & GOLD HEDGING GENERATED STRONG POSITIVE RESULTS RECORDED AS FINANCIAL GAIN BELOW THE EBIT LINE



FY 2007 RESULTS
OPERATING EXPENSES ANALYSIS

	FY 2007 EUR M.	FY 2006 EUR M.	FY 2007/FY2006 DELTA EUR M.	FY2007/FY 2006 % DELTA
VARIABLE SELLING EXPENSES	**48.8**	42.0	6.8	16.2%
of which:				
• Brokerage Commission	**8.4**	6.2	2.2	36.2%
• Sales Commissions	**9.3**	7.3	2.0	28.0%
• Transportation	**14.4**	13.2	2.2	9.1%
PERSONNEL EXPENSES	**170.3**	157.4	12.9	8.2%
• *Headcount (Average)*	***3364***	*2943*	*421*	*12.5%*
OTHER GENERAL EXPENSES	**152.7**	139.5	13.2	9.4%
of which:				
• Rent	**63.8**	55.8	5.8	14.2%
AMORTIZATION AND DEPRECIATION	**43.2**	38.3	4.9	12.6%
TOTAL OPERATING EXPENSES BEFORE ADVERTISING AND PROMOTION	**415.0**	377.2	37.8	**10.0%**

9



FY 2007 RESULTS
ADVERTISING AND PROMOTION

+5.9%
102
76
81
96
116
113
120
EUR M.
2001
2002
2003
2004
2005
2006
2007
13.4%
9.9%
10.6%
11.6%
12.7%
11.2%
11.0%
ADVERTISING AND PROMOTION AS A % ON REVENUES

10

2007, 2006, 2005 and 2004 IFRS compliant



FY 2007 RESULTS
PRESS CLIPPINGS



66.7%
52349
36.7%
31403
22969
2005
2006
2007

11



FY 2007 RESULTS
CONSOLIDATED TAX RATE EVOLUTION



19,6%
15,6%
15,4%
10,5%
11,6%
13,2%
8,5%
2001
2002
2003
2004
2005
2006
2007

12



FY 2007 RESULTS
BALANCE SHEET HIGHLIGHTS



GEARING
7%
6%
18%
686
743
778
EUR M.
-50
-47
-141
2005
2006
2007
NET EQUITY
NET CASH

13



FY 2007 RESULTS
CASH FLOW DETAIL

EUR M.	2005	2006	2007
NET RESULT	116.4	134.3	**150.9**
DEPRECIATION & AMORTIZATION	34.9	38.4	43.2
CASH FLOW from P&L	151.4	172.7	**194.1**
CHANGE in WORKING CAPITAL	(47.4)	(36.9)	(60.7)
CASH FLOW from OPERATING ACTIVITY	103.9	135.8	**133.5**
NEW INVESTMENTS (Incr) / Decr	(76.6)	(67.6)	(121.3)
DISINVESTMENTS	(0.0)	0.0	9.0
OTHER L/T ASSETS & L. (Incr.)/Decr	1.8	12.4	0.1
TOTAL CASH FLOW	29.2	80.6	**21.3**
DIVIDENDS	(65.4)	(74.5)	**(86.9)**
OTHER CHANGES IN EQUITY	(3.0)	(3.1)	**(28.5)**
EQUITY Incr./(Decr.)	(68.4)	(77.6)	**(115.4)**
NET DEBT AT BEGINNING OF PERIOD	10.7	49.9	**46.9**
NET DEBT AT THE END OF PERIOD	49.9	46.9	**140.9**
NET INDEBTEDNESS Incr./(Decr.)	39.2	(3.1)	**94.1**

14


BVLGARI

FY 2007 RESULTS
CAPITAL EXPENDITURE EVOLUTION

EUR M.	2005	2006	2007
TANGIBLE	35	49	87
INTANGIBLE Excluding Goodwill Including Key Money	27	15	30
TOTAL	62	64	117 Of which: - approx. 50% in retail/wholesale - approx. 25% in manufacturing expansion - approx. 25% in software, office, hotel, and miscellaneous.

15


BVLGARI

FY 2007 RESULTS
NETWORK EVOLUTION

	2005	2006	2007
DIRECTLY OPERATED STORES	117	133	149
FRANCHISEES	42	41	42
TRAVEL RETAIL AND WHOLESALE STORES	48	54	54
TOTAL STORES Of which: FOR ACCESSORIES (acc. only, twin and dedicated floors) See details on next slide	207 2	228 8	245 20

16


BVLGARI
NETWORK EVOLUTION
MAIN OPENINGS/RENOVATIONS 2005 - 2007
EUROPE
PARIS - GALERIES
PARIS - VENDOME
PARIS (GENTA)
LONDON - ROYAL EX.
VIENNA
GENEVA (GENTA)
GENEVA
LUGANO
VENEZIA
PORTO CERVO
MILAN - MONTENAP.
MILAN - SPIGA
ROME
FLORENCE
VALENCIA
MARBELLA
REST OF ASIA
SEOUL - HYUNDAI COEX
SEOUL - HYUNDAI MOKDON
TAIPEI - BREEZE CENTRE
TAIPEI - 101
TAINAN - MITSUKOSHI
GWANGJU - LOTTE
BEIJING - MITSUKOSHI
SHENYANG - CHARTER PLAZA
NANJING
SHANGHAI - PLAZA 66
GUANGZHOU - LA PERLE
CHENGDU - REHNE SPRING
MACAU - WYNNS
HONG KONG - IFC
BANGKOK - SIAM PARAGON
SINGAPORE - PARAGON
JAPAN
TOKYO - GINZA TOWER
TOKYO - OMOTESANDO
TOKYO - SHIBUYA
OKAYAMA - TENMAYA
OSAKA - SHINSAIB.SOGO
SENDAI
SAPPORO - MITSUKOSHI
AMERICAS
NYC - 5°AVENUE
NYC - MADISON
WASHINGTON DC
HOUSTON
ST. THOMAS
BOCA RATON
COSTA MESA
MIDDLE-EAST/OTHER
SYDNEY - CASTLEREAGH
WHITE: TRADITIONAL JEWELLERY/WATCHES BOUTIQUES
ORANGE: ACCESSORIES (ACC.ONLY, TWIN BUT ALSO DEDICATED FLOOR IN FLAGSHIP)
ITALICS: RENOVATIONS, ENLARGEMENTS OF EXISTING STORES

BVLGARI

FY 2007 RESULTS
NET WORKING CAPITAL

EUR. M	2005	2006	2007
RECEIVABLES	169	187	**202**
INVENTORY	505	529	**596**
PAYABLES	(168)	(160)	**(188)**
OTHER RECEIVABLES AND PAYABLES	8	(5)	**4**
TOT NET WORKING CAPITAL	514	551	**614**

INVENTORY DAYS on REVENUES

2005	2006	2007
198	188	197

18


BVLGARI
DIVIDENDS AND PAYOUT RATIO HISTORY SINCE 1995 LISTING
33% 27% 27% 27% 28% 26% 27% 29% 35% 60% 64% 65% 64%
PAYOUT RATIO
20 7
30 8
39 11
44 12
59 17
95 25
68 18
76 22
92 33
109 65
116 75
134 87
151 96*
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007
NET PROFIT ■ DIVIDENDS
* As per Unit dividend proposal to be submitted to the approval of the 18.04.2008 AGM.
19

BVLGARI

QUESTIONS & ANSWERS

BASEL FAIR PRESENTATION
To discover the new products and discuss the 2008 projects
Basel (CH) - April, 7th 2008
Please contact Letizia Chiarucci at: letizia.chiarucci@bulgari.com

BULGARI CORPORATE WEBSITE
http://www.bulgari.com
For more Information about the the Bulgari products please join the dedicated mailing list.

BULGARI INVESTOR RELATIONS WEBSITE
http://ir.bulgari.com
In order to receive updates via e-mail on the quarterly results releases, please add your name and e-mail address to the Alerting Service.

20

All 2007, 2006, 2005 and 2004 figures are IAS-IFRS compliant

Previous years' figures were not restated and are Italian GAAP

Disclaimer

This document is for institutional investors only and is not available to private customers. This document is being supplied to a limited number of recipients and it may not be distributed, published or reproduced in whole or in part or disclosed by recipients to any other person.
Under no circumstances shall this document constitute an offer to sell, an invitation to acquire or the solicitation of an offer to buy securities in any jurisdiction.

Each investor contemplating purchasing securities issued by Bulgari S.p.A or any of its subsidiaries should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of Bulgari S.p.A or any of its subsidiaries and should carefully consider the high risks involved in purchasing these securities.

This document contains certain forward looking statements and key financial goals which reflect management's current views, estimates, and objectives. The forward looking statements and key financial goals involve certain risks and uncertainties that could cause actual results to differ materially from those contained in the forward looking statements and key financial goals.

Potential risks and uncertainties include, amongst other things, internal, industry and external factors, such as general economic conditions

BVLGARI

Bulgari Group: excellent financial results in 2007

- **Turnover** — **1,091.0 million Euro (+ 13.6% at comparable exchange rates)**
- **Gross margin** — **699.1 million Euro (+8.0%)**
- **Operating profit** — **164.5 million Euro (+4.7%)**
- **Net profit** — **150.9 million Euro (+12.4%)**
- **Proposed dividend** — **0.32 Euro per share (+10.0%)**

Rome, March 11th 2008 – The Board of Directors of Bulgari S.p.A. approved today the draft financial statement for the Company and the draft consolidated financial statements for the Group for the full year 2007.

All the variations reported below and related to the revenues are expressed at comparable exchange rates unless noted otherwise.

Bulgari Group **consolidated turnover** for the **full year 2007** reached 1,091.0 million Euro, compared to 1,008.7 million Euro in 2006 (+13.6% at comparable exchange rates and +8.2% at current exchange rates) and the financial year ended with excellent sales results for the Group: all product categories, in fact, benefited from the constant research and innovation carried out by the Company and from the new product launches made during the year. Jewellery increased by 20.0%, perfumes by 15.4%, watches by 8.2%, accessories by 1.2% in line with the Company's expectations.
As far as geographical areas are concerned, they all enjoyed a strong growth: United States (+21.0%), Asia (+14.8%) and Europe (+10.2%).
As far as revenues by sales channel are concerned, in 2007 sales in the directly owned stores showed an increase much higher than the one posted through third party distributors. This performance is particularly remarkable considering that the new store openings were concentrated in the last part of the year, thus only marginally contributing to the overall sales increase.
On this subject, as of December 31st 2007 the total number of Bulgari Group stores was 245 (+17 compared to December 31st 2006), of which 149 were directly owned stores (+16).

Gross margin – from 647.4 million Euro in 2006 to 699.1 million Euro in 2007 (+8.0%) – remained substantially stable in terms of percentage ratio on turnover (64.2% in 2006 vs. 64.1% in 2007). The stability of the margin has been secured thanks to the increasing vertical integration achieved by the Group, to the successful measures adopted to increase production efficiency and to the selling price increases introduced during the year, and despite the negative impact of exchange rates (yen and dollar in particular) and the significant rise in prices of raw materials (mainly gold and precious stones). It is worth underlining that, as already occurred in the past, the Company made hedging transactions on exchange rates and gold price, whose positive results are reported in the Profit and Loss account as "financial income", also for the portion related to commercial operations. Also during 2007 the result of such hedging represented a significant and positive contribution to income.

Operating costs, which overall went from 490.3 million Euro in 2006 to 534.6 million Euro in 2007 (+9.0%), reflect two distinct dynamics: on the one hand the continued investments to enlarge and upgrade the distribution network and to develop production capacity; on the other hand the relevant non-recurring effects due to the launch of the skincare project and the

opening of three *flagship stores* at the end of the year (the accessories-only store in Rome, the Omotesando complex and the Ginza Tower in Tokyo).
Advertising and promotional activities reached 119.6 million Euro (+5.9%) with a 11% ratio on turnover, substantially in line with the previous years.
Operating profit was therefore 164.5 million Euro increased +4.7% compared to 157.1 million Euro in the previous year, with a slightly lower percentage ratio on turnover (15.1% in 2007 vs. 15.6% in 2006). It is worth underlining that, stripping the non-recurring effects mentioned above from the overall costs increase, the percentage increase of the operating profit versus the previous year would have been at double digit.

Net profit – 150.9 million Euro compared to 134.4 million Euro in the previous year – was slightly higher (+12.4%) than the corporate guidance and represented 13.8% of turnover (13.3% in 2006). This improvement, as mentioned before, was also due to the hedging transactions on exchange rates and precious metals carried out by the Company - and reported as "financial income" - and to a significant improvement of taxation, which must be ascribed to non-recurring factors.

In 2007, as forecast, the Company carried out a very challenging investments plan, which implied an overall expense of 117 million Euro aimed to: increase the existing production capacity; strengthen the vertical integration in the watch segment through acquisitions; further expand the distribution network with the already mentioned *flagship stores*; improve the information systems.

Financial net indebtedness of the Group as of 31.12.2007 was 141 million Euro compared to 47 million Euro as of 31.12.2006 and was influenced by the size of the investments and by the increase of the inventory from 529 million Euro at the end of 2006 to 596 million Euro at the end of 2007 (+13%), whose rotation slightly decreased to the level of December 2005. A considerable part of the inventory increase was linked to lower production volumes, due to the shortages in sourcing some technical watch components, and therefore resulting in an increase of semi manufactured products.

The Board of Directors has also approved the draft financial statement for the parent company Bulgari S.p.A., which highlighted a net profit of 51.4 million Euro (compared to 79.9 million Euro in 2006). The parent company's total revenues were 86.1 million Euro (73.4 million Euro in 2006), with a 17.3% increase.

Finally, the Board of Directors has also approved to propose the distribution of a **unit dividend** of 0.32 Euro compared to 0.29 Euro for the previous financial year (+10%) by distributing the whole net profit of the year and part of the retain earnings and reserves. This proposal will be submitted to the approval of the Annual General Meeting taking place next April 18th, 2008 11.00 am on first call and on April 21st, 2008 11.00 am on second call. The Board also approved to submit to the Annual Meeting the date of May 22nd, 2008 for the dividend payment by clipping coupon n. 14 on May 19th, 2008.

The Board of Directors of Bulgari S.p.A. examined and approved the Annual Report on Corporate Governance and the adherence to the Code of Conduct for Listed Companies for FY 2007.
The Board of Directors also resolved to put to the vote of the Shareholders at their next meeting the authorisation to buy and sell the Company's own shares, to be used to stabilise the stock price, to create the Company's own portfolio which may be used to service the issuance of convertible bonds or warrants or to allow a reduction of the share capital, if any, through

cancellation of such shares. The authorisation, which is a common practice for listed companies, in accordance with the requirements of Art. 144-bis of the Consob Regulation for Issuers, concerns the purchase and/or sale of a maximum of 15,400,000 of its own shares. The authorisation is requested for a maximum period of 18 months from the date of the shareholders meeting which will decide to authorise said purchase and/or sale. The corresponding minimum and maximum purchase and/or sale price shall not be less than Euro 5 and shall not exceed Euro 18 each. As of today, the Company owns 800.000 shares.

Francesco Trapani, Chief Executive Officer of the Bulgari Group, thus commented: *"I am very satisfied with the excellent results, even better than our guidance, posted by the Group in 2007 in all product categories and geographical areas where it is present.*
2008 for Bulgari will be characterised by a strong commitment for the further development of the business in all product categories and by an attentive investments policy to strengthen the distribution and manufacturing projects. This will have its core in the opening of a new flagship store in Paris, Avenue George V; in the strengthening of our presence in the rest of Asia; in the integration of the recent acquisitions; in the consolidation of the growth in the accessory segment and in the progressive worldwide launch of the women' skincare line. In light of these important initiatives and in a volatile and uncertain macroeconomic environment, in 2008 the Bulgari Group expects to achieve a further increase in sales (at comparable exchange rates), in operating profit and in net profit between 8% and 12%, further consolidating at the same time its position of absolute prestige in the worldwide luxury market."

BULGARI GROUP

EUR M.	2007	2006
REVENUES	1091.0	1008.7
EBIT	164.5	157.1
EBIT % ON REVENUES	*15.1%*	*15.6%*
NET PROFIT	150.9	134.3
NET % ON REVENUES	*13.8%*	*13.3%*

BULGARI GROUP – REVENUES BY PRODUCT CATEGORY – FY 07

	FY 2007		FY 07/ FY 06		FY 06/ FY 05	
REVENUES BY PRODUCT CATEGORY	EUR M.	% On Revenues	% REPORTED	% COMP. FX.	% REPORTED	% COMP. FX.
Jewels	459.9	42.2%	14.4%	20.0%	9.1%	11.2%
Watches	294.8	27.0%	2.0%	8.2%	7.8%	10.2%
Accessories	84.4	7.7%	-5.1%	1.2%	15.4%	18.8%
Other (incl. FR royalties)	7.5	0.7%	1.5%	-	14.5%	-
JWA Division	**846.6**	**77.6%**	7.5%	13.5%	9.3%	11.2%
PARFUM Division	**221.9**	**20.3%**	11.0%	15.4%	9.5%	10.7%
OTHER	**22.5**	**2.1%**	4.7%	-	36.5%	-
TOTAL	**1091.0**	**100%**	8.2%	13.6%	9.8%	11.8%

BULGARI GROUP – REVENUES BY GEO AREA – FY 07

	FY 2007		FY 07/ FY 06		FY 06/ FY 05	
REVENUES BY GEO AREA	EUR M.	% On Revenues	% REPORTED	% COMP. FX.	% REPORTED	% COMP. FX.
EUROPE	**427.3**	**39.2%**	10.2%	-	11.3%	-
of which Italy	141.4	13.0%	7.6%	-	1.2%	-
AMERICAS	**176.4**	**16.2%**	12.1%	21.0%	14.0%	15.1%
ASIA	**429.3**	**39.3%**	5.6%	14.8%	7.4%	10.9%
of which Japan	231.7	21.2%	-9.7%	-0.9%	7.4%	13.6%
of which Rest of Asia	197.6	18.1%	31.9%	41.2%	7.3%	6.6%
MIDDLE EAST/OTHER	**58.0**	**5.3%**	1.5%	-	7.0%	-
TOTAL	**1091.0**	**100%**	8.2%	13.6%	9.8%	11.8%

Source: Bulgari S.p.A - Unaudited results

In accordance with our statutory auditors KPMG, please note that some items have been reclassified and restated for both fiscal years 2006 and 2007:

a) Commissions to distributors (perfume USA) are now deducted from revenues. Previously revenues were reported gross of commissions, and these were deducted as variable expenses.

b) Withholding taxes are now classified below the EBIT level. Previously they were included in the operating costs.

The manager responsible for preparing the company's financial reports, Alberto Nathansohn, declares, pursuant to paragraph 2 of Article 154-bis of the Consolidated Law on Finance, that the accounting information contained in this press release faithfully represent the Company financial results, as well as its books and accounting records.

BVLGARI

For further information

Media Relations
Paolo Piantella
Corporate Financial Press Office Director
tel. +39 06 68 810 593
e-mail paolo.piantella@bulgari.com
www.bulgari.com

Analysts / investors relations
Renata Casaro
Investor Relations Director
tel. +39 06 68 810 467
e-mail renata.casaro@bulgari.com
http://ir.bulgari.com

PRESS RELEASE PURSUANT ART. 66 OF CONSOB REGULATION N. 11971/1999 IMPLEMENTING THE PROVISIONS ON ISSUERS OF LEGISLATIVE DECREE 58 OF 24 FEBRUARY 1998

Today, February 29th, 2008 the Board of Directors has given power to its President, Mr. Paolo Bulgari, and to its Chief Executive Officer, Mr. Francesco Trapani, severally, to convene the Ordinary and Extraordinary Shareholders Meeting of the Company on April 18th, 2008 at 11 a.m., on first call, and on April 21stth, 2008 same time, on second call, at hotel Visconti in Rome, Via Federico Cesi n.37, with the following Agenda:

Ordinary Seat

1. Appointment of a director pursuant art. 2386 c.c.; consequent and related resolutions;
2. Group consolidated financial statement at December 31, 2007 and Bulgari S.p.A financial statement at December 31st, 2007; report of the Board of Directors on performance at December 31st, 2007, allocation of net income; consequent and related resolutions;
3. Authorisation to the Company to purchase and sale its own shares, also by means of the use of put and call options; consequent and related resolutions;
4. Appointment of Statutory Auditors for the years 2008, 2009 and 2010 and approval of their remuneration; consequent and related resolutions;
5. Corporate Governance annual report.

Extraordinary Seat

1. Proposal of capital increase with the exclusion of the right of option, by means of emission of maximum n. 1.800.000 ordinary shares of nominal value of 0,007 Euro each, reserved – pursuant art. 2441 co.5, c.c.- to the Chief Executive Officer of the Company, Mr. Francesco Trapani; consequent assignment to the Board of directors of the powers to give execution to said capital increase. Inherent and consequent deliberations.

Reports of the directors illustrating these points of the agenda of the next shareholders meeting will be put on hand of the public and sent to CONSOB in the terms of law.

PRESS RELEASE PURSUANT ART. 84BIS OF CONSOB REGULATION N. 11971/1999 IMPLEMENTING THE PROVISIONS ON ISSUERS OF LEGISLATIVE DECREE 58 OF 24 FEBRUARY 1998

Today, February 29th, 2008, the board of directors resolved to submit the approval of the shareholders meeting of Bulgari S.p.A. convened for next April 18th, 2008, the proposal of capital increase with the exclusion of the right of option, by means of emission of maximum n. 1.800.000 ordinary shares of nominal value of 0,007 Euro each, reserved – pursuant art. 2441 co.5, c.c.- to the Chief Executive Officer of the Company, Mr. Francesco Trapani.

The shares to be issued are at service of a stock option plan whose performance is remitted to the Board of Directors with faculty of delegation to its President, who will thereafter have the faculty and not the obligation to attribute the subscription rights to the Chief Executive Officer and will also be able to establish every other condition of the attribution, including without limitation, the times of the subscription within the temporal maximum limit, the relative amounts, the period passing from the attribution beyond which the rights become exercisable , the outcome of the option rights not yet exercised for any reason whatsoever, the modifications in case of changes of the fiscal or otherwise important rule governing the performance of the stock option plan.

The exclusion of the option right is justified from the social interest to stimulate, through the mechanism of the stocks option, the Chief executive Director who is the maximum operating responsible of the company, as already done in the past.

The same reasons that had suggested the adoption of the previous plan, given the important results of business achieved by the Company, render opportune the maintenance of such boosting instrument **for the period of 2008-2010**, in the consideration that the use of the stock option is spread in the market praxis also and above all as valid instrument of retaining the most deserving high management of listed companies.

Each option to be thereafter attributed confers to the beneficiary the right to underwrite one ordinary share of Bulgari S.P.A. that will be issued, with regular enjoyment (and therefore with effect from the beginning of the exercise in course at the time of the emission), at a price determined by the board of directors as the greater one between the arithmetic mean of the official prices recorded in the Stock Exchange 30 days prior the allocation of the options (the c.d. "normal value") and the price determined on the basis of the value of net assets of the Company, taking also into account the trend of the listings during last semester.

The term for **subscription is fixed at 31 December 2017** because the Board desires to reserve the faculty to attribute said subscription rights (options) until the year 2010 and to preview that the options become exercisable (c.d. vesting) being passed a

certain period from their attribution and for a sufficiently long period of time subsequent their vesting.
Report of director illustrating this point of the agenda of the next shareholders meeting will be put on hand of the public and envoy in CONSOB in the terms of law.

Bulgari S.p.A.

2008 - Annual calendar of corporate events

The following are the giving the dates established for:

March 11th, 2008: Bulgari S.p.A. Board of Directors' Meeting called to approve the draft annual report of the Bulgari Group and Bulgari S.p.A. as at 31 December 2007 and proposed allocation of profits and the calling of a shareholders' meeting.

April 18th, 2008 (1st call): Ordinary Shareholders' Meeting for the approval of the consolidated annual report of the Bulgari Group and of Bulgari S.p.A. as at 31 December 2007 and proposed allocation of profits.

May 15th, 2008: Bulgari S.p.A. Board of Directors' Meeting for the approval of the consolidated financial statements as of March 31, 2008 (1st quarterly data).

August 1st, 2008: Bulgari S.p.A. Board of Directors' Meeting for the approval of the consolidated financial statements as of June 30, 2008 (half yearly report)

November 13th, 2008: Bulgari S.p.A. Board of Directors' Meeting for the approval of the consolidated financial statements as of September 30, 2008 (third quarterly data)

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As a consequence of the above, Bulgari S.p.A. will avail itself of the right to be exonerated from publishing quarterly reports for periods ending at the end of each half-year, pursuant art. 82 of the regulation of issuers.

Dividends, if any, will be paid in accordance to the Trading calendar for Markets organized and managed by Borsa Italiana.

Subsequent changes to the information contained in this calendar will be communicates as soon as they are decided.